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Paris, August 1st, 2006

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated July 24, 2006 concerning our H1-2006 Results.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com



Communiqué de presse
Press release

06.17

First half 2006: sales and results up

PARIS, France, 24 July 2006 — The Board of Directors, which met today, approved the summarized consolidated accounts for the first half 2006.

In millions of euros*	1st half			Quarterly variation 2006	
	2006	2005**	Change	2nd quarter	1st quarter**
Total operating revenues	**5,309**	4,991	+6.4%	2,655	2,654
Gross margin	**835**	804	+3.9%	420	415
% of sales	***15.9%***	*16.3%*	*-0.4pt*	*16.0%*	*15.8%*
Operating income	**169**	159	+6.3%	110	59
% of total revenues	***3.2%***	*3.2%*	*0.0pt*	*4.1%*	2.2%
Net income attributable to Company shareholders	**94**	72	+30.6%	*71*	*23*
% of total revenues	***1.8%***	*1.4%*	*+0.4pt*	*2.7%*	*0.9%*
Basic earnings per share (in euros)	**1.23**	0.87	+41.4%	*0.93*	*0.30*

* *Non audited*
** *This data has been restated as required by IFRS 5.*

The Group's half-yearly results show strong resilience in an environment (automotive production and raw materials) that deteriorated between the first and the second quarter. Valeo has recorded progress in the areas of productivity and order intake.

First half 2006 Group results

Valeo's total operating revenues stood at €5,309 million in the first half 2006, up by 6.4% versus the first half 2005. Excluding the impact of exchange rates (+2.1%) and changes in the consolidated reporting entity (+3.3%), total operating revenues increased by 1%, in line with the growth in the Group's reference automotive production.

The gross margin for the half rose by 3.9% to €835 million (15.9% of sales), versus €804 million (16.3% of sales) for the first half 2005. The Group considers that the rise in raw material prices reduced the gross margin for the half by 0.6 points.



Operating income amounted to €169 million (3.2% of total revenues) versus €159 million (3.2% of total revenues) for the corresponding period in 2005. Operating income includes a net expense of €32 million under "other income and expenses" versus an expense of €34 million in 2005.

Income before tax for the half was €147 million versus €110 million in 2005. This includes a net debt cost of €31 million, up by €8 million versus the first half 2005, resulting from the acquisitions and share buyback program implemented in 2005. It also includes a capital gain of €20 million generated by the sale of the stake in Parrot.

Income tax totaled €44 million versus €35 million for the first half 2005. The effective tax rate was 30% versus 33% for the first half 2005.

The net income attributable to Valeo shareholders was €94 million for the first half 2006, versus €72 million for the first half 2005. Earnings per share totaled €1.23, up by 41.4%.

The operating cash amounted to €93 million, versus €75 million for the first half 2005, up 24%.

At 30 June 2006, Valeo's net debt stood at €1,053 million, versus €1,080 million at 31 December 2005. The debt-to-equity ratio was 60%, versus 63% at year-end 2005.

The order intake for the half represents 1.2 times OEM sales, versus 1.0 times for the second half 2005 and 1.2 times at 30 June 2005.

Outlook

For the second half of the year, the Group forecasts stable production for light vehicles in Europe and a decrease of 2% in North America. Valeo will step up its management efforts to offset the negative effects of the rise in raw material prices on its profitability.

The annual targets fixed at the start of the year (increased content per vehicle, improved return on capital employed, sustained level of free cash flow and rise in order intake) still stand.

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers and employs 72,900 people in 134 plants, 69 R&D centers and 9 distribution centers in 28 countries.

For further information, please contact:
Bruno Roland Bernard, Vice-President, Group Communications, Tel: +33 (0)1.40.55.20.65
Rémy Dumoulin, Investor Relations Director, Tel: +33 (0)1.40.55.29.30

For more information on the Group and its business sectors, please visit the website:
www.valeo.com